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| FORM 3 |
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OMB Number: 3525-0287
Expires:    September 30, 1998
Estimated average burden
hours per response. . . 0.5
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                 Section 17(a)
           Public Utility Holding Company Act of 1935 or Section 30(f)
                      of the Investment Company Act of 1940

1. Name and Address of Reporting Person*

   Clayton                          Stephen                        T.
   -----------------------------------------------------------------------------
   (Last)                           (First)                             (Middle)
   c/o Tremont Advisers, Inc.
   555 Theordore Fremd Avenue - Suite C206
   -----------------------------------------------------------------------------
                                    (Street)

   Rye                               New York                       10580
   -----------------------------------------------------------------------------
   (City)                           (State)                                (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)
     08/18/1999

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Issuer Name and Ticker or Trading Symbol

   Tremont Advisers, Inc. - TMAVB

5. Relationship of Reporting Person to Issuer (Check all applicable)

   [ ] Director
   [ ] 10% Owner
   [X] Officer (give title below)
   [ ] Other (specify below)

     Chief Financial Officer

6. If Amendment, Date of Original Month/Day/Year)

7. Individual or Joint/Group
   Filing (Check Applicable Line)

   __X_  Form filed by One Reporting Person
   ____ Form filed by More than One Reporting Person

             TABLE 1 - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                    OR BENEFICIALLY OWNED

1. Title of                       2. Amount of Securities     3. Ownership Form:       4. Nature of Indirect
   Security (Instr. 4)            Benefically Owned           Direct (D) or            Beneficial
                                  (Inst. 4)                   Indirect (I)             Ownership (Instr. 5)
                               --------------------------     (Instr. 5)
                                                          --------------------------    ----------------

Class B Common Stock                21,348                      D                        - -
Class B Common Stock                 4,500                      I                        Owned by spouse
Class B Common Stock                   125                      I                        Owned by minor child
Class B Common Stock                   125                      I                        Owned by minor child

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                         TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
                                   (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative  2. Date Exercisable and     3. Title and Amount of      4. Conversion or   5. Ownership Form  6. Nature of
   Security (Instr. 4)     Expiration Date             Securities Underlying       Exercise Price     of Derivative      Indirect
                           (Month/Day/Year)            Derivative Security         of Derivative      Security:          Beneficial
                        --------------------------     (Instr. 4)                  Security           Direct (D) or      Ownership
                                                    --------------------------                        Indirect (I)       (Instr. 5)
                                                                       Amount or                        (Instr. 5)
                               Date       Expiration                   Number of
                           Exercisable       Date           Title        Shares
------------------------  --------------  ----------     ------------  ---------  -----------------  -----------------  -----------

Options                  12/15/96         12/15/99   Class B Common Stock    6,250   $1.60              D                   - -

Options                  5/15/99          5/15/02    Class B Common Stock   12,500   $3.00              D                   - -

Options                  12/9/98          12/9/03    Class B Common Stock      781   $6.40              D                   - -

Options                  12/9/99          12/9/03    Class B Common Stock      781   $6.40              D                   - -

Options                  12/9/00          12/9/03    Class B Common Stock    1,563   $6.40              D                   - -

Class A Common Stock     8/15/98          N/A        Class B Common Stock      948     1:1              D                   - -


Explanation of Responses:




/s/ Stephen T. Clayton                                 8/24/1999
-----------------------------------------------  ------------------------------
           Signature of Reporting Person                      Date
           Stephen T. Clayton


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information in this form are not required to respond unless the form displays a currently valid OMB
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